UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 2, 2023

Deep Medicine Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40970	85-3269086
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

595 Madison Avenue, 12th Floor New York, NY	10017
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (917) 289-2776

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	DMAQ	The Nasdaq Stock Market LLC

Rights, each exchangeable into one-tenth of one share of Class A Common Stock	DMAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Capitalized terms used in this section but not otherwise defined herein have the same definitions given to such terms in the Transaction Documents.

On November 2, 2023, Deep Medicine Acquisition Corp., a Delaware corporation (“DMAQ” or the “Company”), executed a Loan Agreement (together, the “Loan Agreements”) with each of Greentree Financial Group, Inc. and Finuvia, LLC (together, the “PIPE Investors”). Pursuant to the terms and conditions of the Loan Agreements, DMAQ shall issue the PIPE Investors up to $8,000,000 in principal amount of convertible notes (the “Convertible Notes”) and warrants to purchase 727,273 shares of Class A common stock (the “Warrants”, and together with the Loan Agreements, the Convertible Notes, and the Registration Rights Agreement (as defined below), the “Transaction Documents”) of the Company after the closing (the “Closing”) of the business combination between DMAQ and TruGolf, Inc., (“TruGolf”) a Nevada corporation (the “Business Combination”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), which was previously announced by DMAQ on March 31, 2023. Following the Closing, the Company will change its name to TruGolf, Inc. (“New TruGolf”). The Loan Agreement contemplates funding of the investment (the “Investment” or the “PIPE”) across three tranches:

(i)	The first closing amount of $2,110,000 in the aggregate, will be invested upon the closing of the Business Combination and the satisfaction of other closing conditions, which will be the first closing date of the Investment (the “First Closing Date”), in exchange for Convertible Notes to be issued by New TruGolf in the principal amount of $2,400,000 reflecting a 10% original issue discount to the face amount thereof and $25,000 allowance for each PIPE Investor’s legal fees. Further, all of the Warrants shall also be issued on the First Closing Date.

(ii)	The second closing amount of $2,160,000, in the aggregate, will be invested within three business days from New TruGolf filing the Registration Statement (as defined below), which will be the second closing date of the Investment (the “Second Closing Date”), in exchange for Convertible Notes to be issued by New TruGolf in the principal amounts of $2,400,000, reflecting a 10% original issue discount to the face amount thereof; provided that all conditions to the PIPE Investors’ and New TruGolf’s obligations set forth in the Transaction Documents have been satisfied or waived prior to the Second Closing Date, and the respective obligations to consummate the Second Closing shall be contingent on Stockholder Approval (as defined below) and New TruGolf exercising its discretion to enter into the to second tranche of the Investment.

(iii)	The third closing amount of $2,880,000, in the aggregate, will be invested within three business days of the Registration Statement being declared effective, which will be the third closing date of the Investment (the “Third Closing Date”), in exchange for Convertible Notes to be issued by New TruGolf in the principal amount of $3,200,000, reflecting a 10% original issue discount to the face amount thereof; provided that all conditions to the PIPE Investors’ and New TruGolf’s obligations set forth in the Transaction Documents have been satisfied or waived prior to the Third Closing Date, and the respective obligations to consummate the Third Closing shall be contingent on Stockholder Approval and New TruGolf exercising its discretion to enter into the to third tranche of the Investment.

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Each Convertible Note will mature on the date that is five years from each respective closing date (the “Maturity Date”) and is convertible at any time at the holder’s option at a conversion price of the lower of $10 per share or the lowest of New TruGolf’s VWAP for the 10 consecutive trading days following the date of the closing of the Business Combination, subject to adjustment and a floor price of $5.00 per share (the “Conversion Price”). New TruGolf may, at its option, at any time and from time to time, prepay all or any part of the principal balance of the Convertible Notes before the Maturity Date subject to certain notice requirements. If New TruGolf or any subsidiary thereof, as applicable, at any time while a Convertible Note is outstanding, shall sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Class A common stock of New TruGolf (the “Class A Common Stock”) or securities entitling any person or entity to acquire shares of Class A Common Stock (upon conversion, exercise or otherwise), at an effective price per share less than the Conversion Price then the Conversion Price shall be reduced at the option of the PIPE Investor to the same base share price as the new investment.

Additionally, on each date in which a conversion occurs, New TruGolf shall pay to the PIPE Investors in Class A Common Stock (the “Make-Whole Shares”) the sum of (A) all accrued interest on the Convertible Notes to date plus (B) all interest that would otherwise accrued on such principal amount of the Convertible Notes if such converted principal would be held to the Maturity Date (the “Make-Whole Amount”) at the Interest Conversion Rate (as defined below). However, New TruGolf shall have the ability to elect to pay the Make-Whole Amount in cash or in Make-Whole Shares at the Interest Conversion Rate if New TruGolf’s Class A Common Stock’s VWAP is less than $6.00 per share for 5 consecutive trading days ending on the trading day that is immediately prior to the make-whole payment.

Interest shall accrue on the aggregate unconverted and then outstanding principal amount of the Convertible Notes at a rate of 10% per annum, payable quarterly on January 1, April 1, July 1 and October 1. If New TruGolf’s Class A Common Stock’s VWAP is greater than or equal to $6.00 per share for five consecutive trading days prior to the interest payment date, the PIPE Investor may elect to receive interest payments in cash, or Class A Common Stock with an effective interest rate of 15% per annum and a conversion rate of 90% of the lowest VWAP for the 5 consecutive trading days ending on the trading day that is immediately prior to the date on which interest is paid in Class A Common Stock (adjusted for share splits, share dividends or similar events) (the “Interest Conversion Rate”). If New TruGolf’s Class A Common Stock’s VWAP is less than $6.00 per share for five consecutive trading days immediately prior to the interest payment date, New TruGolf may elect to pay the interest payments in cash or Class A Common Stock at the Interest Conversion Rate, in its sole discretion.

As additional consideration for the purchase of the Convertible Notes, New TruGolf will issue to the PIPE Investors, on the First Closing Date, the Warrants to purchase 727,273 shares of Class A Common Stock (such shares, the “Warrant Shares”) at the exercise price of $13.00 per Warrant Share (the “Exercise Price”). If New TruGolf or any subsidiary thereof, as applicable, at any time while the Warrants are outstanding, shall sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Class A Common Stock or securities entitling any person or entity to acquire shares of Class A Common Stock (upon conversion, exercise or otherwise), at an effective price per share less than the then Exercise Price then the Exercise Price shall be reduced at the option of the PIPE Investor to the same base share price as the new investment. Further, subject to a floor price of $5.00, as adjusted, the Exercise Price shall be adjusted to one hundred thirty percent (130%) of the lowest VWAP for the 10 consecutive trading days following the date of the closing of the Business Combination. The Warrants are exercisable for a period of five years and will be subject to cashless exercise if on or after 90 days from the Warrants’ issue date, there is no effective registration statement registering, or the prospectus contained therein is not available for the resale of the Warrant Shares by the PIPE Investors.

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In compliance with Nasdaq Listing Rule 5635(d), New TruGolf shall not effect the conversion of any of the Class A Common Stock under the Convertible Notes, or the exercise of the Warrants held by the PIPE Investors, or pay any dividend in the form of common stock, and the PIPE Investors shall not have the right to convert any of the Class A Common Stock or exercise Warrants held by such PIPE Investor and any such conversion or exercise shall be null and void and treated as if never made, if to the extent that after giving effect to such payment of dividend in the form of common stock, or such conversion of the Convertible Note or exercise of such Warrant, the aggregate outstanding shares of all classes of New TruGolf’s common stock issuable to the PIPE Investors would exceed, when added to the previously issued shares of Class A Common Stock under the Transaction Documents, the requirements of Nasdaq Listing Rule 5635(d) (“Nasdaq 19.99% Cap”), except that such limitation will not apply at any time following Stockholder Approval. The date in which the Nasdaq 19.99% Cap is calculated shall be the date immediately preceding the issuance of the securities before the issuance of the Warrants and Convertible Notes.

Within sixty days from the closing of the Business Combination, New TruGolf shall use commercially reasonable efforts to hold a special stockholder meeting seeking stockholder approval of the Investment (the “Stockholder Approval”). If, despite New TruGolf’s commercially reasonable efforts, the Stockholder Approval is not initially obtained, New TruGolf shall cause an additional stockholder meeting to be held every three (3) months thereafter until such Stockholder Approval is obtained.

In conjunction with the Investment, the parties shall enter into a registration rights agreement (the “Registration Rights Agreement”). In accordance with the terms and conditions of the Registration Rights Agreement, New TruGolf shall prepare and file with the United States Securities and Exchange Commission (the “Commission” or “SEC”) a registration statement on Form S-1 or Form S-3 (the “Form S-1”, “Form S-3”, or “Registration Statement”), to the extent permitted under the applicable law and by the Commission, within 30 days from the Closing of the Business Combination (the “Filing Date”) to the Class A Common Stock underlying all of the Convertible Notes and Warrants issuable hereunder, assuming the full conversion of the Convertible Notes into shares of Class A Common Stock and the payment of all interest on the Convertible Notes in shares of Class A Common Stock at the “floor” price set forth in the Notes and the Warrant. The Registration Statement must be effective within 75 days from the Filing Date (the “Effectiveness Date”). There shall be monthly liquidated damages equal to 2.0% of the Principal Amount if (i) the Registration Statement is not filed on or prior to its Filing Date, (ii) a Registration Statement is not declared effective by the Commission or does not otherwise become effective on or prior to its required Effectiveness Date and/or (iii) after its effective date, such Registration Statement ceases for any reason to be effective as to all Registrable Securities (as defined in the Registration Rights Agreement) to which it is required to cover at any time prior to the expiration of the Effectiveness Period (as defined in the Registration Rights Agreement), which damages shall accrue each month until the applicable breach (failure to timely file, failure to timely have declared effective, or ceasing to be effective) has been cured.

The foregoing description of the Transaction Documents does not purport to be complete and is qualified in its entirety by the terms and conditions of the Transaction Documents, copies of which are attached hereto as Exhibits 4.1, 10.1, 10.2 and 10.3, and are incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off-balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.02. The shares of Class A Common Stock to be issued to the PIPE Investors will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act thereunder.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
4.1	Form of Warrant
10.1*	Loan Agreement, dated as of November 2, 2023, by and between Deep Medicine Acquisition Corp. and Greentree Financial Group, Inc.
10.2*	Loan Agreement, dated as of November 2, 2023, by and between Deep Medicine Acquisition Corp. and Finuvia, LLC
10.3	Form of Registration Rights Agreement
10.4	Form of Convertible Note
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

Important Information About the Business Combination and Where to Find It

In connection with the Merger Agreement and the proposed Business Combination, the Company has filed the Registration Statement with the SEC, which includes a preliminary proxy statement/prospectus, and plans on filing a definitive proxy statement/prospectus with respect to the solicitation of proxies for the special meeting of stockholders of the Company to vote on the Business Combination (the “Proxy Statement/Prospectus”). A full description of the terms of the Merger Agreement and business combination is included in the Registration Statement. The Company urges its investors, stockholders and other interested persons to read, the preliminary Proxy Statement/Prospectus, and when available, the definitive Proxy Statement/Prospectus as well as other documents filed with the SEC because these documents will contain important information about the Company, TruGolf and the Business Combination. The definitive Proxy Statement/Prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Once available, stockholders will also be able to obtain a copy of the definitive Proxy Statement/Prospectus, and other documents filed with the SEC, without charge, by directing a request to: Deep Medicine Acquisition Corp. 595 Madison Avenue, 12th Floor, New York, NY 10017, (917) 289-2776 or on the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Company and TruGolf, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of the Company’s stockholders in respect of the proposed Business Combination. The Company’s stockholders and other interested persons may obtain more detailed information about the names and interests of these directors and officers of the Company and TruGolf in the Business Combination will be set forth in filings with the SEC, including when filed, the definitive Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources specified above and at the SEC’s web site at www.sec.gov.

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Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of DMAQ’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of DMAQ; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the Merger Agreement following the announcement of the entry into the Merger Agreement and proposed Business Combination; (v) the ability of the parties to recognize the benefits of the Merger Agreement and the Business Combination; (vi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue (vii) statements regarding TruGolf’s industry and market size, (viii) financial condition and performance of TruGolf, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of DMAQ’s public stockholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of TruGolf, and (ix) those factors discussed in DMAQ’s filings with the SEC and that that will be contained in the definitive proxy statement / prospectus relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the definitive proxy statement / prospectus and other documents to be filed by DMAQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while TruGolf and DMAQ may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law. Neither of TruGolf or DMAQ gives any assurance that TruGolf or DMAQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This Current Report on Form 8-K will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Deep Medicine Acquisition Corp.

Date: November 2, 2023	By:	/s/ Humphrey P. Polanen
	Name:	Humphrey P. Polanen
	Title:	Chief Executive Officer

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